11021632

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8-65336

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wolverine Execution Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 West Jackson Blvd, Suite 200
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Judy Kula — (312) 884-3724
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

175 West Jackson Blvd, 20th Floor	Chicago	Illinois	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Judy Kula, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wolverine Execution Services, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Judy Kula
Signature

CFO
Title

Angela Bell
Notary Public

OFFICIAL SEAL
ANGELA BELL
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/08/11

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Grant Thornton

REPORT OF INDEPENDENT REGISTED PUBLIC ACCOUNTING FIRM

Audit • Tax • Advisory

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
www.GrantThornton.com

Member
Wolverine Execution Services, LLC

We have audited the accompanying statement of financial condition of Wolverine Execution Services, LLC (the "Company") as of December 31, 2010, that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Wolverine Execution Services, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Chicago, Illinois
February 28, 2011

Wolverine Execution Services, LLC
(an Illinois limited liability company)
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

Cash and cash equivalents	$ 8,362,527
Receivable from clearing broker	12,582,473
Accounts receivable, net of allowance for bad debt of $86,303	4,322,917
Due from affiliates	303,850
TOTAL ASSETS	$25,571,767

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Due to affiliates	$ 563,161
Accounts payable and accrued liabilities	4,857,899
Total liabilities	5,421,060
Member's equity	20,150,707
TOTAL LIABILITIES AND MEMBER'S EQUITY	$25,571,767

The accompanying notes are an integral part of this statement.

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Wolverine Execution Services, LLC (the "Company") was organized under the State of Illinois Revised Limited Liability Company Act on July 19, 2001.

The Company is a registered broker-dealer and was approved as a member of the National Association of Securities Dealers, Inc. ("NASD") in November 2002. In July 2007, the NASD and the member regulation, enforcement and arbitration functions of the New York Stock Exchange merged to form the Financial Industry Regulatory Authority, Inc. In addition, the Company was approved as a member of the National Futures Association in September 2003. The Company provides execution services for Wolverine Trading, LLC (the "Parent") and other affiliates, as well as retail and institutional customers. The Company is also a member of the Chicago Board Options Exchange, the International Securities Exchange, the Philadelphia Stock Exchange, NYSE Amex, NYSE Arca, the Chicago Stock Exchange, the Chicago Futures Exchange, the National Stock Exchange and the Boston Options Exchange, and NASDAQ, NASDAQ OMX and BATS.

The Company is a wholly-owned subsidiary of the Parent.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities, when purchased, of three months or less to be cash equivalents.

The Company is exposed to concentrations of credit risk. The Company maintains cash and cash equivalents at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per depositor, per bank. At times, the Company may maintain balances in excess of FDIC limits. The Company monitors this credit risk and has not experienced any losses related to these risks.

Income Taxes

The Company has elected to be treated as a partnership for Federal and state income tax purposes. Consequently, no provision or credit has been recorded for Federal income taxes as the Company's income (loss) is directly taxable to the individual members.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the more likely than not test, no tax benefit is recorded. As of December 31, 2010, the Company had no material unrecognized Federal or state tax benefits. There have been no material changes in unrecognized tax benefits during the current year. The Company did not have any material amounts accrued for interest and penalties at December 31, 2010.

NOTE C - RECEIVABLE FROM AND EQUITY WITH OTHER BROKERS

Goldman Sachs Execution & Clearing, L.P. acts as the clearing broker for the Company under an agreement. Cash on deposit with the clearing broker satisfies any existing margin requirements.

In the event that a clearing broker becomes insolvent, recovery of the Company's funds might be limited to the equity capital of the respective clearing broker. In such an instance, the Company could incur losses to the extent that the recovered amount is less than the total cash and other property deposited with the clearing broker.

NOTE D - RECEIVABLE AND PAYABLE TO AFFILIATES

At December 31, 2010, the Company had a payable balance of $563,161 to Wolverine Trading Technologies, LLC, an affiliated entity. The Company had receivable balances of $293,091 from the Parent, $3,028 from Wolverine Capital Markets, LLC, $7,087 from Wolverine Trading UK Limited and $644 from Wolverine Asset Management, LLC, all of which are affiliated entities.

The Parent provides administrative support to the Company.

NOTE E - COMMITMENTS

The Company is an introducing broker and clears all transactions for customers on a fully disclosed basis with another broker-dealer. In connection with this arrangement, the Company has guaranteed the performance of its customers and is contingently liable for the payment of securities purchased and the delivery of securities sold by customers. The Company's clearing broker clears its over-the-counter market-making activities. As such, the clearing broker has a required deposit of $100,000 for the Company's customer activity, which can be in cash or securities. This deposit is included in receivables from clearing broker on the accompanying statement of financial condition. The Corporation cannot determine the maximum exposure under the guarantee as the amount is contingent on the number of transactions and, accordingly, has not recorded a liability.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule. The Company is required to maintain adjusted net capital equivalent to $100,000 or 6-2/3%, of aggregate indebtedness, whichever is greater, as these terms are defined. As of December 31, 2010, the Company had a minimum net capital requirement of $361,404.

Adjusted net capital changes from day to day but, at December 31, 2010, the Company had adjusted and excess net capital of $16,336,947 and $15,975,543, respectively. The net capital rule might effectively restrict the withdrawal of capital.

NOTE G - SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 28, 2011, the date the financial statements was available for issuance. Management has determined that there are no material events that would require adjustment to or additional disclosure in the Company's financial statements.

Grant Thornton

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

Audit • Tax • Advisory
Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687
T 312.856.0200
F 312.565.4719
www.GrantThornton.com

Member
Wolverine Execution Services, LLC

In planning and performing our audit of the financial statements of Wolverine Execution Services, LLC (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accounts, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles generally accepted in the United States of America (US GAAP). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Grant Thornton

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud might occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they might become inadequate because of changes in conditions or that the effectiveness of their design and operation might deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control would not necessarily identify all deficiencies in internal control that might be material weaknesses. Given these limitations, during our audit we did not identify any deficiencies in internal, including control activities for safeguarding securities, that we consider to be material weaknesses. However, material weaknesses might exist that were not identified.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Chicago, Illinois
February 28, 2011

Grant Thornton

Grant Thornton

REPORT PURSUANT TO SEC RULE 17a-5 AND REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
WOLVERINE EXECUTION SERVICES, LLC
(AN ILLINOIS LIMITED LIABILITY COMPANY)
DECEMBER 31, 2010